Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 6, 2020, China United Insurance Service Inc. (the “Company”) has one class of its securities, common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s authorized capital stock consists of:

●	100,000,000 shares of common stock, $0.00001 par value per share; and

●	10,000,000 shares of preferred stock, $0.00001 par value per share.

The following description of our common stock is a summary and is subject to, and is qualified in its entirety by reference to, the provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, copies of which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2019.

Common Stock

As of March 6, 2020, there were 29,421,736 shares of common stock issued and outstanding, and 1,000,000 preferred shares issued and outstanding. Holders of common stock are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board out of funds legally available therefore. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the Company, subject to prior distribution rights of preferred stock then outstanding. There are no conversions, redemptions or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. As of March 20, 2020, our common stock was quoted on the OTC Markets under the symbol “CUII.”